UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   x           Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   o           No   x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

Press Release dated February 23, 2017: Safe Bulkers, Inc. Reports Fourth Quarter and Twelve Months 2016 Results

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2017

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports Fourth Quarter and Twelve Months 2016 Results

Monaco – February 23, 2017 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and twelve month period ended December 31, 2016.

Summary of Fourth Quarter 2016 Results

•

Net revenues for the fourth quarter of 2016 increased by 6% to $31.7 million from $29.9 million during the same period in 2015.

•

Net loss for the fourth quarter of 2016 was $4.6 million as compared to $29.9 million, during the same period in 2015. Adjusted net loss1 for the fourth quarter of 2016 was $4.1 million as compared to adjusted net loss of $7.7 million, during the same period in 2015.

•

EBITDA1 for the fourth quarter of 2016 amounted to earnings of $13.1 million as compared to a loss of $13.1 million during the same period in 2015. Adjusted EBITDA3 for the fourth quarter of 2016 increased by 49% to $13.6 million from $9.1 million during the same period in 2015.

•

Loss per share4 and adjusted loss per share4 for the fourth quarter of 2016 were $0.09 and $0.09   respectively, calculated on a weighted average number of 87,364,672 shares, as compared to loss per share of $0.40 and adjusted loss per share of $0.13 during the same period in 2015, calculated on a weighted average number of 83,504,266 shares.

Summary of Twelve Months Ended December 31, 2016 Results

•

Net revenues for the twelve months of 2016 decreased by 14% to $109.8 million as compared to $127.3 million during the same period in 2015.

•

Net loss for the twelve months of 2016 was $56.0 million as compared to $47.9 million during the same period in 2015. Adjusted net loss for the twelve months of 2016 was $36.2 million as compared to adjusted net loss of $22.4 million, during the same period in 2015.

•

EBITDA for the twelve months of 2016 increased by 16% to $15.6 million as compared to $13.5 million during the same period in 2015. Adjusted EBITDA for the twelve months of 2016 decreased by 9% to $35.5 million as compared to $39.1 million during the same period in 2015.

•

Loss per share and adjusted loss per share for the twelve months of 2016 were $0.83 and $0.59, respectively, calculated on a weighted average number of 84,526,411 shares, as compared to loss per share4 of $0.74 and adjusted loss per share of $0.44 during the same period in 2015, calculated on a weighted average number of 83,479,636 shares.

Additional offering

In December 2016, the Company concluded a public offering (the “Public Offering”) of 15,640,000 shares of common stock, par value $0.001 per share, at a price of $1.10 per share, which included 2,040,000 shares of common stock sold pursuant to the full exercise of the underwriters’ overallotment option. The aggregate gross proceeds to the Company from the Public Offering, including the sale of the overallotment shares, before the underwriting discount and other offering expenses, were approximately $17.2 million providing the Company with additional liquidity. An entity owned and controlled by our Chief Executive Officer and Chairman of our Board of Directors, Polys Hajioannou, purchased 2,727,272 shares of common stock in the Public Offering.

Fleet and Employment Profile

In January 2017, the Company took delivery of Pedhoulas Rose (Hull No. 1146), a 82,000 dwt, newbuild Kamsarmax class vessel. The delivery installment of $17.4 million was financed by a pre-agreed sale and leaseback arrangement of $24.8 million, which enhanced our liquidity. The sale and leaseback arrangement will be recorded as a financing transaction, and therefore, the vessel’s book value will be recorded under fixed assets and will be depreciated over time, and the sale proceeds will be recorded as debt on the Company’s balance sheet. The lease period is 10 years, based on a net daily bareboat charter rate of $6,500, with a purchase obligation on the Company at the end of the 10th year at a price of $14.5 million. The arrangement also includes purchase options in favor of the Company after the second year of the bareboat charter, at annual intervals and at predetermined purchase prices.

In January 2017, the Company took delivery of Hull No. 1551, a 81,600 dwt, newbuild Kamsarmax class vessel which was subsequently sold to our Chief Executive Officer and Chairman of our Board of Directors, Polys Hajioannou, pursuant to a previously disclosed agreement which had been evaluated and approved by a Special Committee of the Company’s Board of Directors, which committee was wholly comprised of independent members of the Board and advised by independent counsel. The commission of 1% of the contract price payable to the related party management company with respect to the newbuild, has been waived in Company’s favor.

As of February 17, 2017, our operational fleet comprised of 38 drybulk vessels with an average age of 6.6 years and an aggregate carrying capacity of 3,421,800 million dwt. The fleet consists of 14 Panamax class vessels, nine Kamsarmax class vessels, 12 post- Panamax class vessels and three Capesize class vessels, all built 2003 onwards.

As of February 17, 2017, we had contracted to acquire our last drybulk newbuild Kamsarmax class vessel, scheduled for delivery in 2018, upon delivery of which and assuming we do not acquire any additional vessels or dispose of any of our vessels, our fleet will comprise of 39 vessels, 11 of which will be eco-design vessels, having an aggregate carrying capacity of 3.5 million dwt.

Set out below is a table showing the Company’s existing and newbuild vessels and their contracted employment as of February 17, 2017:

Vessel Name	DWT	Year Built[1]	Country of construction	Charter Rate [2] USD/day	Charter Duration[3]
Panamax
Maria	76,000	2003	Japan	6,500	Aug 2016 – Jan 2018
Koulitsa	76,900	2003	Japan	7,500[4]	Jan 2017 – Apr 2018
Paraskevi	74,300	2003	Japan	5,600 7,400	Aug 2016- Mar 2017 Apr 2017- Jun 2018
Vassos	76,000	2004	Japan	7,500[5]	Jan 2017 – Mar 2018
Katerina	76,000	2004	Japan	BPI[6] + 6% 7,500	Apr 2016 – Apr 2017 Apr 2017 – Jun 2018
Maritsa	76,000	2005	Japan	6,750	Jul 2016 – Jul 2017
Efrossini	75,000	2012	Japan	8,500	Feb 2017 – Aug 2017
Zoe	75,000	2013	Japan	6,200[7]	Aug 2016 – Nov 2017
Kypros Land	77,100	2014	Japan	10,500	Feb 2017 – May 2017
Kypros Sea	77,100	2014	Japan	9,000	Dec 2016 – Jul 2017
Kypros Bravery	78,000	2015	Japan	7,500	Sep 2016 – Mar 2018
Kypros Sky	77,100	2015	Japan	9,100	Dec 2016 – Feb 2018
Kypros Loyalty	78,000	2015	Japan	6,250	Jun 2016 – Sep 2017
Kypros Spirit	78,000	2016	Japan	6,000	Jan 2017 – Feb 2017
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	6,000	Jun 2016 - Sep 2017
Pedhoulas Trader	82,300	2006	Japan	6,200	Jul 2016 – Sep 2017
Pedhoulas Leader	82,300	2007	Japan	6,250	Dec 2015- Mar 2017
Pedhoulas Commander	83,700	2008	Japan	6,250	Jan 2016 – May 2017
Pedhoulas Builder [8]	81,600	2012	China	7,550 8,400[9]	Jan 2017 – Mar 2017 Apr 2017 – Apr 2018
Pedhoulas Fighter [8]	81,600	2012	China	6,100	Feb 2016 – Jun 2017
Pedhoulas Farmer [8]	81,600	2012	China	6,200	Aug 2016 – Mar 2017
Pedhoulas Cherry [8]	82,000	2015	China	8,850 6,600	Feb 2017 – Mar 2017 Mar 2017 – Oct 2018
Pedhoulas Rose [8]	82,000	2015	China	8,500[10]	Jan 2017 – Mar 2018
Post-Panamax
Marina	87,000	2006	Japan	6,200	Dec 2015 – Feb 2017
Xenia	87,000	2006	Japan
Sophia	87,000	2007	Japan	7,250	Apr 2016 – Nov 2018
Eleni	87,000	2008	Japan	9,750	Feb 2017 – Aug 2017
Martine	87,000	2009	Japan	BPI[6] + 10%	Apr 2015 – Apr 2017
Andreas K	92,000	2009	South Korea	5,000	Jan 2017 – Feb 2017
Panayiota K	92,000	2010	South Korea	9,250	Dec 2016 – Mar 2017
Venus Heritage	95,800	2010	Japan	10,800 8,500	Jan 2017 – Feb 2017 Mar 2017 – Oct 2017
Venus History	95,800	2011	Japan	5,850 8,750	Jan 2017 – Feb 2017 Feb 2017 – Oct 2017
Venus Horizon	95,800	2012	Japan	5,500	Jan 2016 – Mar 2017
Troodos Sun	85,000	2016	Japan	10,000	Jan 2017 – Apr 2017
Troodos Air	85,000	2016	Japan	12,500	Jan 2017 – Feb 2017
Capesize
Kanaris	178,100	2010	China	25,928	Sep 2011 – Jun 2031
Pelopidas	176,000	2011	China	38,000	Feb 2012 – Dec 2021
Lake Despina	181,400	2014	Japan	24,376[11]	Jan 2014 – Jan 2024
Total dwt of existing fleet	3,421,800

Hull Number	DWT	Expected delivery[1]	Country of construction	Charter Rate [2] USD/day	Charter Duration[3]
Kamsarmax
Hull 1552	81,600	H1 2018	Japan
Total dwt of orderbook	81,600

1)

For existing vessels, the year represents the year built. For newbuilds, the dates shown reflect the expected delivery date.

2)

Charter rate is the recognized gross daily charter rate. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In case a charter agreement provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. In case of voyage charters the charter rate represents revenue recognized on a pro-rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

3)

The date listed represent either the actual start date or, in the case of a contracted charter that had not commenced as of February 17, 2017, the scheduled start date.  The actual start date and redelivery date may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.

4)

The charter agreement grants the charterer the option to extend the period time charter for an additional 10 to 14 months period at a gross daily charter rate of $9,000.

5)

The charter agreement grants the charterer the option to extend the period time charter for an additional 10 to 14 months period at a gross daily charter rate of $9,000.

6)

A period time charter at a gross daily charter rate linked to the Baltic Panamax Index (“BPI”) plus a premium.

7)

The charter agreement grants the charterer the option to extend the period time charter for an additional 10 to 15 months period at a gross daily charter rate of $8,200.

8)

Vessel sold and leased back on a net daily bareboat charter rate of $6,500, for a period of 10 years, with a purchase obligation at the end of the 10th year and purchase options in favor of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase prices.

9)

The charter agreement grants the charterer the option to extend the period time charter for an additional 10 to 14 months period at a gross daily charter rate of $9,900.

10)

The charter agreement grants the charterer the option to extend the period time charter for an additional 11 to 14 months period at a gross daily charter rate of $10,000.

11)

A period time charter of ten years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. In January 2017, the period time charter was amended to reflect substitution of the initial charterer with its subsidiary guaranteed by the initial charterer and changes in paying terms; all other period charter terms remained unchanged.  The charter agreement grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the charter, at a price of $39 million less 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year.  The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party. The charter agreement also grants the charterer the option to extend the period time charter for an additional twelve months at a time, at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.

The contracted employment of fleet ownership days as of February 17, 2017 was:

2017 (remaining)	59%
2017 (full year)	64%
2018	18%
2019	8%

Capital expenditure requirements and liquidity

As of December 31, 2016, the remaining order book of the Company, excluding the Hull No. 1551 which had been contracted to be sold upon delivery in January 2017, consisted of two newbuild vessels, Hull No. 1146 and Hull No. 1552, which were scheduled to be delivered in 2017 and 2018 respectively. Proceeds from the agreed sale of Hull No. 1551 fully covered the associated capital expenditure requirements for this vessel.

As of December 31, 2016, the aggregate remaining capital expenditure requirements of the two newbuilds amounted to $50.8 million, consisting of $28.4 million payable in 2017, and $22.4 million payable in 2018.

As of December 31, 2016, we have agreed to $41.7 million of financing in total in respect of the $50.8 million of remaining capital expenditure requirements, consisting of an additional borrowing capacity of $24.8 million available under a sale and leaseback financing arrangement for Hull No. 1146 and an agreement to issue $16.9 million of preferred equity to an unaffiliated investor in 2018 in respect of Hull No. 1552.

As of December 31, 2016, we had liquidity of $104.8 million consisting of $93.6 million in cash and bank time deposits and $11.2 million in restricted cash, in addition to $41.7 million of financing arrangements.

As of February 17, 2017, the remaining order book of the Company consisted of one newbuild vessel, the Hull No. 1552, which is scheduled to be delivered in 2018.

As of February 17, 2017, the aggregate remaining capital expenditure requirements amounted to $32.4 million, consisting of $5.1 million payable in 2017, and $27.3 million payable in 2018.

As of February 17, 2017, we have agreed to $16.9 million of financing in respect of the $32.4 million of remaining capital expenditure requirements, consisting of an agreement to issue $16.9 million of preferred equity to an unaffiliated investor in 2018 in respect of Hull No. 1552.

As of February 17, 2017, we had liquidity of $114.0 million consisting of $101.9 million in cash and bank time deposits and $12.1 million in restricted cash, in addition to $16.9 million of financing arrangements.

Dividend Policy

The Board of Directors of the Company has not declared a dividend on the Company’s common stock for the fourth quarter of 2016. The Company has 99,277,715 shares of common stock issued and outstanding as of February 17, 2017.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: “Although the chartering market improved in the last quarter of 2016 from historical lows, it still remains at unprofitable levels. In 2016, we achieved positive operating cash flows supported by our low average daily operating expenses5 of $3,698 per vessel which were consistent with our cost reducing efforts throughout the year. We have also improved our liquidity position through an additional public offering of common stock with gross proceeds of $17.2 million in December 2016. At present, a significant part of our fleet is employed in the period time charter market at levels which provide visibility of our cash flows and support cash positive operations for 2017, while maintaining upside potential through 41% of open days for the remainder of 2017. Overall we believe that the Company is well-positioned to withstand continued turbulence that may occur in the chartering market, while remaining well-positioned to take advantage of improved market conditions if the shipping markets turn.”

Conference Call

On Friday, February 24, 2017 at 8.00 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until March 3, 2017 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Fourth Quarter 2016 Results

Net loss for the fourth quarter of 2016 was $4.6 million compared to net loss of $29.9 million during the same period in 2015, mainly due to the following factors:

Net revenues: Net revenues increased by 6% to $31.7 million for the fourth quarter of 2016, compared to $29.9 million for the same period in 2015, mainly due to an increase in charter rates. The Company operated 37.00 vessels on average during the fourth quarter of 2016, earning a TCE6 rate of $8,936, compared to 36.00 vessels and a TCE rate of $8,251 during the same period in 2015.

Vessel operating expenses: Vessel operating expenses decreased by 7% to $12.6 million for the fourth quarter of 2016, compared to $13.5 million for the same period in 2015, while the average number of vessels increased by 3% to 37.00 vessels, from 36.00 vessels respectively. The decrease in operating expenses is due to a decrease in spares, store and various other operating expenses. Vessel operating expenses for the fourth quarter of 2016 included the cost of two dry-dockings, one of which was completed and partially expensed in January 2017, compared to three during the fourth quarter of 2015.

Impairment loss: Impairment loss amounted to zero for the fourth quarter of 2016, compared to $22.8 million for the same period in 2015, as a result of an impairment loss of $12.9 million due to the classification as Assets held for sale of the vessels Kypros Unity and Stalo, and of the write-off of the advances paid in the amount of $9.9 million following the agreed novation agreement and the novation agreement under negotiation, of the shipbuilding contracts of Hull 1718 and Hull 1552, respectively.

Gain on derivatives: Gain on derivatives was $ 0.3 million in the fourth quarter of 2016, compared to a gain of $0.7 million for the same period in 201 5, as a result of the mark-to-market valuation of the Company’s interest rate swap transactions that we employ to manage the risk and interest rate exposure of our loan and credit facilities. These swaps economically hedge part of the interest rate exposure of the Company’s aggregate loans outstanding. The average remaining period of our swap contracts was 1.2 years as of December 31, 2016.  The valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing interest rates at that time.

Voyage expenses: Voyage expenses decreased by 50% to $1.5 million for the fourth quarter of 2016 compared to $3.0 million for the same period in 2015, mainly due to a decrease in vessel repositioning expenses as a result of improved market conditions.

Daily vessel operating expenses7: Daily vessel operating expenses reduced by 9% to $3,711 for the fourth quarter of 2016 compared to $4,072 for the same period in 2015. Daily vessel operating expenses for the fourth quarter of 2016 include the cost of two dry dockings, one of which was completed and partially expensed in January 2017, compared to three during the same period in 2015.

Daily general and administrative expenses7: Daily general and administrative expenses, which include daily management fees payable to our Managers8 and daily costs incurred in relation to our operation as a public company, were reduced by 13% to $1,083 for the fourth quarter of 2016, compared to $1,238 for the same period in 2015.

Interest expenses: Interest expense increased to $5.1 million in the fourth quarter of 2016 compared to $4.2 million for the same period in 2015, as a result of the increase in the weighted average interest rate of our loans and credit facilities.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
	2015	2016	2015	2016
REVENUES:
Revenues	31,198	32,944	132,375	113,959
Commissions	(1,254)	(1,234)	(5,058)	(4,187)
Net revenues	29,944	31,710	127,317	109,772
EXPENSES:
Voyage expenses	(3,004)	(1,490)	(17,856)	(7,679)
Vessel operating expenses	(13,485)	(12,633)	(55,469)	(49,519)
Depreciation	(12,175)	(12,686)	(47,133)	(49,485)
General and administrative expenses	(4,101)	(3,687)	(14,617)	(15,381)
Other operating (loss)/ income	-	(364)	-	794
Loss on sale of asset	-	-	-	(2,750)
Loss from inventory valuation	(146)	-	(1,432)	-
Impairment loss	(22,826)	-	(22,826)	(17,163)
Operating (loss)/income	(25,793)	850	(32,016)	(31,411)
OTHER (EXPENSE) / INCOME:
Interest expense	(4,244)	(5,111)	(11,650)	(19,576)
Other finance costs	(205)	(266)	(242)	(1,735)
Interest income	32	130	86	515
Gain/(loss) on derivatives	692	251	(1,676)	(620)
Foreign currency gain/(loss)	61	(376)	347	(76)
Amortization and write-off of deferred finance charges	(445)	(115)	(2,793)	(3,063)
Net loss	(29,902)	(4,637)	(47,944)	(55,966)
Less Preferred dividend	3,550	3,495	14,200	14,025
Net loss available to common shareholders	(33,452)	(8,132)	(62,144)	(69,991)
Loss per share	(0.40)	(0.09)	(0.74)	(0.83)
Weighted average number of shares	83,504,266	87,364,672	83,479,636	84,526,411

	Twelve Months Period Ended December 31,
	2015	2016
(In millions of U.S. Dollars)
CASH FLOW DATA
Net cash provided by operating activities	$25.5	$13.5
Net cash (used in)/provided by investing activities	(182.2)	21.3
Net cash provided by/(used in) financing activities	180.1	(83.9)
Net increase/(decrease) in cash and cash equivalents	23.4	(49.1)

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands of U.S. Dollars)

	December 31, 2015	December 31, 2016
ASSETS
Cash, restricted cash and time deposits	196,748	94,813
Other current assets	14,419	16,195
Assets held for sale	31,995	-
Vessels, net	988,161	1,038,719
Advances for vessel acquisition and vessels under construction	68,356	13,007
Restricted cash non-current	7,837	10,002
Other non-current assets	2,115	1,017
Total assets	1,309,631	1,173,753

LIABILITIES AND EQUITY
Other current liabilities	11,535	11,603
Current portion of long-term debt	77,467	12,177
Liability directly associated with assets held for sale	16,724	-
Long-term debt, net of current portion	569,399	569,781
Other non-current liabilities	360	1,656
Shareholders’ equity	634,146	578,536
Total liabilities and equity	1,309,631	1,173,753

TABLE 1

RECONCILIATION OF ADJUSTED NET LOSS, EBITDA, ADJUSTED EBITDA AND ADJUSTED LOSS PER SHARE

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
(In thousands of U.S. Dollars except for share and per share data)	2015	2016	2015	2016
Net Loss – Adjusted Net Loss
Net loss	(29,902)	(4,637)	(47,944)	(55,966)
Plus Loss on sale of assets	-	-	-	2,750
Plus (Gain)/loss on derivatives	(692)	(251)	1,676	620
Plus Loss from inventory valuation	146	-	1,432	-
Less Other operating loss/(income)	-	364	-	(794)
Plus Impairment loss	22,826	-	22,826	17,163
Less Foreign currency (gain)/loss	(61)	376	(347)	76
Adjusted Net loss	(7,683)	(4,148)	(22,357)	(36,151)

EBITDA - Adjusted EBITDA
Net loss	(29,902)	(4,637)	(47,944)	(55,966)
Plus Net Interest expense	4,212	4,981	11,564	19,061
Plus Depreciation	12,175	12,686	47,133	49,485
Plus Amortization	445	115	2,793	3,063
EBITDA	(13,070)	13,145	13,546	15,643
Plus Loss on sale of assets	-	-	-	2,750
Plus (Gain)/loss on derivatives	(692)	(251)	1,676	620
Plus Loss from inventory valuation	146	-	1,432	-
Less Other operating loss/(income)	-	364	-	(794)
Plus Impairment loss	22,826	-	22,826	17,163
Less Foreign currency (gain)/loss	(61)	376	(347)	76
ADJUSTED EBITDA	9,149	13,634	39,133	35,458

Loss per share
Net loss	(29,902)	(4,637)	(47,944)	(55,966)
Less Preferred dividend	3,550	3,495	14,200	14,025
Net loss available to common shareholders	(33,452)	(8,132)	(62,144)	(69,991)
Weighted average number of shares	83,504,266	87,364,672	83,479,636	84,526,411
Loss per share	(0.40)	(0.09)	(0.74)	(0.83)

Adjusted Loss per share
Adjusted net loss	(7,683)	(4,148)	(22,357)	(36,151)
Less Preferred dividend	3,550	3,495	14,200	14,025
Adjusted net loss available to common shareholders	(11,233)	(7,643)	(36,557)	(50,176)
Weighted average number of shares	83,504,266	87,364,672	83,479,636	84,526,411
Adjusted Loss per share	(0.13)	(0.09)	(0.44)	(0.59)

EBITDA, Adjusted EBITDA, Adjusted Net loss, Adjusted Net loss available to common shareholders and Adjusted loss per share are not recognized measurements under US GAAP.

Adjusted Net loss represents Net loss before loss on sale of assets, loss from inventory valuation, gain/(loss) on derivatives, impairment loss, other operating income/(loss) and gain/(loss) on foreign currency. Adjusted Net loss available to common shareholders represents Adjusted Net loss less Preferred dividend.

EBITDA represents Net income/(loss) before interest, income tax expense, depreciation and amortization. Adjusted EBITDA represents EBITDA before loss on sale of assets, loss from inventory valuation, gain/(loss) on derivatives, impairment loss, other operating income/(loss)  and gain/(loss) on foreign currency. EBITDA and Adjusted EBITDA are not recognized measurements under US GAAP. EBITDA and Adjusted EBITDA assist the Company’s management and investors by increasing the comparability of the Company’s fundamental performance from period to period and against the fundamental performance of other companies in the Company’s industry that provide EBITDA and Adjusted EBITDA information. The Company believes that EBITDA and Adjusted EBITDA are useful in evaluating the Company’s operating performance compared to that of other companies in the Company’s industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions and the calculation of Adjusted EBITDA generally further eliminates the effects from loss on sale of assets, loss from inventory valuation, impairment loss, other operating income/(loss), gain/(loss) on derivatives and gain/(loss) on foreign currency, items which may vary for different companies for reasons unrelated to overall operating performance.

EBITDA, Adjusted EBITDA, Adjusted Net income/(loss), Adjusted Net income/(loss) available to common shareholders and Adjusted Earnings/(loss) per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA and Adjusted EBITDA should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA and Adjusted EBITDA are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

TABLE 2: FLEET DATA AND AVERAGE DAILY INDICATORS

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
	2015	2016	2015	2016

FLEET DATA
Number of vessels at period end	36	37	36	37
Average age of fleet (in years)	6.17	6.68	6.17	6.68
Ownership days (1)	3,312	3,404	12,674	13,390
Available days (2)	3,265	3,382	12,482	13,329
Operating days (3)	3,136	3,321	12,242	13,024
Fleet utilization (4)	94.7%	97.6%	96.6%	97.3%
Average number of vessels in the period (5)	36.00	37.00	34.72	36.58

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$8,251	$8,936	$8,770	$7,659
Daily vessel operating expenses (7)	$4,072	$3,711	$4,377	$3,698
Daily general and administrative expenses (8)	$1,238	$1,083	$1,153	$1,149

_____________

(1)

Ownership days represents the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represents the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represents the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(6)

Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period.

(8)

Daily general and administrative expenses include daily fixed and variable management fees payable to our Manager and daily costs in relation to our operation as a public company. Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series B preferred stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.B”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Tel.: +30 2 111 888 400

        +357  25 887 200

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com